Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Audea Inc.
1330 East Hansen Hollow Pl
Millcreek, UT 84124
www.myaudea.com

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Audea Inc.
Address: 1330 East Hansen Hollow Pl, Millcreek, UT 84124
State of Incorporation: UT
Date Incorporated: February 05, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Overview

The company is offering investors the following perks during the course of the offering until it is closed.

Discounts of one-time purchased products are available on the following AUDEA products purchased on the AUDEA online store located here: www.myaudea.com.

Product Availability and Shipping Times

Product shipment delivery times are dependent on the availability of products on the AUDEA online store. Product availability may be limited and result in a delayed shipment of the product. Shipping delays of products from the company's off-shore manufacturer to the company's local fulfillment house could result in additional shipping delays and limited availability of the product on the AUDEA online store.

AUDEA products including one-time purchased and no-charge products, do not include applicable shipping costs which are added in the checkout of the AUDEA online store.

International product shipping method and cost are dependent on the country being shipped to.

USD MSRP = US Dollars Manufacturer Suggested Retail Price

Amount-Based Product Discounts

Discounts are only available for up to 120 days post final closing of the Offering. Recipients of discounts will need to place their order with their discount code on the AUDEA online store within 120 days post final closing of offering. “Post final closing” means when the offering is no longer available.

The company will contact the perk recipient and provide them with a discount code to purchase a product on a one-time basis or arrange shipment of a no-charge product.

Bonus Shares

Bonus shares are calculated by multiplying 10%, 20%, or 25% depending on the eligibility times the amount of shares purchased. So for example, if you are eligible for 10% bonus shares and purchased 1,000 shares of stock then you would receive 100 bonus shares.

Recipients of Bonus shares of stock will receive the Bonus shares through their StartEngine account.

Products Applicable to Perk Discounts

• AUDEA Q1 Retail MSRP USD - $399.00

• AUDEA TRIO 1 Retail MSRP USD - $749.00

• AUDEA TRIO 2 Retail MSRP USD - $1,098.00

Time-Based Bonus Shares Perks

Platinum Early Bird | Invest in first 72 Hours | **25% bonus shares** in addition to any

other eligible perks

Gold Early Bird | Invest in First 14 days | **20% bonus shares** in addition to any other eligible perks

Silver Early Bird | Invest in Next 21 days |**10% bonus shares** in addition to any other eligible perks

Amount-Based Discount Perks

The value of the perk shown is approximate and is shown with the amount rounded up to the nearest one dollar.

Value of Perk is calculated by multiplying the discount percentage (for example: 10%) that is determined by the amount of investment, times the price paid for a one-time product purchased up to a maximum amount plus any eligible free product retail value.

The "Minimum Perk Value" assumes the discount on the purchased product is not exercised and therefore is based only on any eligible free product retail value.

Example of Amount Based Perk Value

Invest $2,500 to $4,999 and receive a free AUDEA TRIO ($749.00 Retail value) plus a 25% discount on a one time purchase up to $5,000. Value = From $749 up to $1,999.

- Example Perk Value Calculation: AUDEA TRIO 1 Retail value of $749 is Minimum Perk Value plus optionally 25% of up to $5,000 purchased product (up to $1,250) which equates to a $749 Minimum Perk Value up to a Maximum Perk Value of $1,999.

Amount-Based Discount Perks

1) **Invest $500 to $999** - Receive a 20% discount on first purchase up to $5,000. Value = Up to $1,000

2) **Invest $1,000 to $2,499** - Receive a free AUDEA Q1 ($399.00 Retail value) plus receive a 20% discount on first purchase up to $5,000. Value = From $399 up to $1,399

3) **Invest $2,500 to $4,999** - Receive a free AUDEA TRIO 1 ($749.00 Retail value) plus a 25% discount on first purchase up to $5,000. Value = From $749 up to $1,999. 10% Bonus shares.

4) **Invest $5,000 to $9,999** - Receive one free AUDEA TRIO 2 ($1,098.00 Retail value) plus a 30% discount on first purchase up to $10,000. Value = From $1,098 up to $4,098. 10% Bonus shares.

5) **Invest $10,000 to $49,999** - Receive one free AUDEA TRIO 1 and one free AUDEA TRIO 2 ($1,847.00 Retail value) plus a 40% discount on first purchase up to $10,000. Value = From $1,847 up to $5,847. 20% Bonus shares.

6) **Invest $50,000 to $107,000** - Receive two free AUDEA TRIO 1s and two TRIO 2s ($3,694.00 Retail value) plus a 50% discount on first purchase up to $10,000. Value = From $3,694.00 up to $8,694. 20% Bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Audea Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Audea® Inc. was founded by Douglas Kihm in 2014 whose prior company Mozaex® custom-designed, licensed, and sold home movie and music entertainment servers to IMAX® and to thousands of dealers and home integrators in 25 countries.

Audea Inc. is a Utah corporation initially formed under the name Streamz, Inc. on February 5, 2014. The company changed its name to Audea Inc. on August 7, 2018. The company's principal office in the State of Utah is located at 1330 East Hansen Hollow Place, Millcreek, UT 84124.

Mozaex LLC is a related entity to the Company. The Company has one common individual, Douglas Kihm, who is an executive officer, director, and a large shareholder, which results in a degree of common control between the two entities. The affiliated company ceased operations on December 31, 2020. The affiliated company transferred its intellectual property to the company in exchange for stock in the company. The affiliated company provided services to the company when the affiliated company was operating including payroll processing, use of existing office equipment including company computers, networking, furniture, and other services in exchange for a monthly fee. The affiliated company and the company no longer have any business dealings between them.

Mission

Audea Inc.'s mission is to dramatically enhance people's entertainment experience with revolutionary, ultra-smart, high-quality speakers and headphones. Our ultra-smart speaker and ultra smart headphones are based on patented "autonomous" technology. According to our research, we're the first all-in-one entertainment system that you don't need a smartphone to browse and play music.

The Company believes its products uniquely fill an unserved, high-end sector of the smart speaker and headphones market. The total global market for smart speakers is projected to grow to $35.5 billion by 2025 while the smart headphones market is projected to reach $21.8 billion by 2025 based on projections provided by marketing research firms Statista and Allied Market Research.

The Company has begun to ship its AUDEA Q1 and TRIO 1 smart speakers. In 2022, the company plans to ramp up sales and release the AUDEA Q2, the TRIO 2 ultra-smart speaker, and the Streamz ultra-smart headphones.

Intellectual Property

Trademarks and Internet Domain

The names "AUDEA®" and "VOXXI" are trademarked and the Company owns the domain www.myAUDEA.com and www.streamzmedia.com.

Patents and Intellectual Property

The company's founder, Douglas Kihm, filed a provisional patent on March 16, 2013. On November 13, 2018, the USPTO issued patent number US 10,129,649 B2 with 21 claims. On June 21, 2021, the USPTO issued a second patent number US 11,039,249 which includes an additional 9 utility patent claims for a total of 30 issued claims.

Transfer of Patents and Intellectual Property

Audea's company founder, Douglas Kihm was the founder, owner, and CEO of an affiliated company called Mozaex LLC, a Utah limited liability company that developed intellectual property including the original patent for the autonomous smart headphones described herein.

On September 3, 2014, Douglas Kihm, the CEO of Mozaex LLC signed an agreement entitled "Streamz Patent & other Corp Resolution Docs October 3, 2014" where Mozaex LLC agreed to transfer all of its rights, titles, and interests in said intellectual property to Streamz, Inc. in consideration of the receipt of 100,000 shares of common stock of Streamz, Inc.

Competitors and Industry

Competitive Landscape

(1) While the Company is not aware of any direct competition with a smart speaker or

smart headphones that can run apps and incorporate all of AUDEA's unique features, there are many traditional smart speakers and smart headphones available that may incorporate some of AUDEA's unique features. Other conventional, non-display, non-app player smart speakers like the Amazon® Echo or Sonos® require the use of a phone or desktop computer to run a music app so you can browse your music in the app. AUDEA does not require a separate phone or computer to run a music app to browse and play music.

(2) The Company is not aware of any competitive autonomous smart headphones available in the market. The only smart, voice-controlled headphones the Company is aware of are ones that depend on a Bluetooth-connected smartphone to operate. The Company's autonomous headphones incorporate everything inside, so they don't depend on a Bluetooth-connected smartphone to operate. The Company is also not aware of any smart headphones that incorporate a high definition ("HD") music player like the AUDEA headphones which the Company believes enhances the audio quality of the music.

(3) AUDEA® is not limited to running specific music services supported by the manufacturer of the smart speaker like traditional smart speakers since it incorporates an app processor and displays that lets you run virtually any of thousands of music apps. With AUDEA, you can browse all of your music and have access to the app's unique valuable features such as curated and manually created playlists, displayed lyrics, social artist updates, genres, and many others.

(4) These traditional basic smart speakers are essentially WiFi streaming speakers that cannot actually run the app, but rather, they simply cast or stream the music from the music service cloud-based server or from a computer or smartphone. If they have a display (otherwise known as a "smart display"), they can only display for browsing purposes and play music that has already been selected using a voice command, a phone, or a computer. They do not allow you to browse millions of songs, albums, genres, curated and manually created playlists, or stored collections of purchased music without using a phone or computer.

(5) AUDEA® also uniquely incorporates onboard storage and a cloud-based music player so you can play your collection of purchased music from local onboard stored, network-attached storage, or cloud-based storage.

(6) AUDEA® offers other unique features such as a 13 band equalizer, a handheld remote, and both input and output audio device ports.

Principal Competitors

The following companies are the principal basic smart speaker competitors of AUDEA and their approximate global market share: (1) Amazon – 26.4%, (2) Google – 20.5%, (3) Apple – 10.2%, (4) Sonos – 2.1%. Other competitors that are primarily in the Asian market include Baidu – 13.6% and Alibaba – 10.8%.

Source: https://www.statista.com/statistics/792604/worldwide-smart-speaker-market-

share/

Principal Strengths

The principal strengths of these companies are they are very well funded and very well known in the marketplace.

Principal Weaknesses

The principal weaknesses of these companies are they don't offer an app processor-based smart speaker that can run apps, browse and play music without a phone, and they don't support advanced features such as a built-in 13 band EQ music app player that can play virtually all forms of music from virtually all music app services and stores.

Competitive Advantage

AUDEA's high-end, high-quality smart speaker is the only known smart speaker with the following features:

1. Color Touch Display with App Processor that Runs Apps – No phone needed to browse and play music

2. 13 Band Equalizer – The EQ allows you to adjust the sound just the way you like to hear it

3. Remote Control – Voice Control Wake Key, App Launch Buttons, Volume, Skip, Play, Pause, Mute

4. 4 Touch Key Keypad – Volume Up/Down, Mute, Voice Control Wake Key

5. Plays Virtually All Music – Apple, Non-Apple Apps and Formats

6. Plays Music You Own – Play the music you own from your own cloud storage

7. Input and Output Audio – Connect to Speakers, TVs, Phonographs

8. 2 Way Bluetooth – Stream from Phone and to Speakers and Headphones

9. SoundMate™ – Accessory Add-on HiFi Amplified Speakers

While there are existing smart speakers and headphones, the company is not aware of any competitors who offer an autonomous smart speaker or headphones like AUDEA® with an integrated app processor and display. AUDEA's integrated app processor allows it to run an Android app without a smartphone. Conventional smart speakers and headphones from other manufacturers do not have an app processor and display so they cannot run the app. Instead, today's conventional smart speakers only receive music streamed from the web, a smartphone, or a desktop computer and don't allow you to browse and play your music without depending on a smartphone or computer. Similarly, conventional wireless headphones depend on a Bluetooth-connected

smartphone to operate.

Unlike traditional smart speakers, AUDEA allows you to browse and play music with or without a smartphone over WIFI, Apple AirPlay, or Bluetooth which makes browsing and playing music much easier and more entertaining.

We believe from our internal research AUDEA is the only Class 4 autonomous "ultra" smart speaker available in the market that has everything built inside and can operate independently of a smartphone or computer. Based on our research, no other smart speaker or headphones incorporate AUDEA's ultra-smart app processor, color display, high definition music player, 13-band equalizer, and auxiliary speakers.

There are four classes of smart speaker products namely:

Class 4 Ultra Smart Speaker - AUDEA

Class 3 Smart Display

Class 2 Smart Speaker

Class 1 Voice Assistant

AUDEA offers exceptional sound quality because everything includes a high-resolution music player, equalizer, and intelligent volume control that is built-in. AUDEA allows you to add amplified high-quality speakers to dramatically expand the volume level and enhance the spatial and immersive sound experience. The improvement in sound quality is only limited by your budget.

AUDEA's auxiliary SoundMate speakers which are based on a classic 2-way or 4-way subwoofer and tweeter design also incorporate a rich-sounding bass-reflex air-port. They deliver deep, crystal-clear immersive audio with a low noise class A/B amplifier that has a Total Harmonic Distortion (THD) of less than 1%.

AUDEA uniquely includes a handheld remote control that can open up apps, control volume, and control the playback of music. AUDEA also offers a private voice control feature that prevents online voice control companies from listening to your conversations.

AUDEA Streamz patent-protected ultra-smart headphones incorporate the same or similar features as the AUDEA ultra-smart speakers.

Unlike today's Bluetooth headphones, AUDEA Streamz headphones are not limited in sound quality by Bluetooth's limited transmission bandwidth and because they incorporate an all-in-one, high-definition music player and an equalizer (EQ) that allows you to adjust the sound frequencies of the music just the way you like it. They can play high-definition music stored in its local resident storage, from local area network storage, or play music that is streamed from the web over WIFI and from a smartphone over Bluetooth.

Current Stage and Roadmap

The company's flagship product line including the AUDEA Q1 ultra-smart speaker and the AUDEA SoundMate 1 auxiliary speaker has begun shipping along with a bundled model called the AUDEA TRIO 1. The AUDEA TRIO 1 includes the AUDEA Q1 and two SoundMate 1's.

The company plans to release in 2022 the SoundMate 2, a floor-standing tower speaker that is a higher sound quality version of the shelf top SoundMate 1 speaker. The SoundMate 2 has four drivers and delivers 100 watts RMS per speaker versus two drivers and 60 watts RMS on the SoundMate 1. The SoundMate 2 supports both wired and wireless connections whereas the SoundMate 1 supports only a wired connection.

The company also plans to release in 2022 a higher quality version of the AUDEA Q1 called the AUDEA Q2 with a new 192kHz/24 bit high-quality DAC, an internal 32GB SD storage card, and two USB interfaces for adding your own DAC and/or additional storage.

Bundled models will be offered that combine the SoundMate 2 speaker with the AUDEA Q1 to form the TRIO 2 and a model called the AUDEA PRIMA that bundles the AUDEA Q2 with the SoundMate 2. Research and design have begun on the AUDEA Q2 and the SoundMate 2.

The company also plans to release prototypes of its Streamz ultra-smart autonomous headphones by the end of 2022. High volume shipments of Streamz are not expected until Quarter 2 of 2023. The Streamz headphones are based on two patents that the company received in 2018 and 2021 with a total of 30 claims. The company has built prototypes of the Streamz Headphones.

The company is also deriving revenue by licensing its proprietary, patented technology. The company sold its first technology license for its patented headphone technology to a leading headphone manufacturer.

The Team

Officers and Directors

Name: Douglas Kihm

Douglas Kihm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: February 05, 2014 - Present
  Responsibilities: Mr. Kihm's primary responsibilities include making major corporate decisions, strategic planning, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company. Douglas Kihm has an annual salary of $84,000. Douglas Kihm has in

place an employment contract that is contingent on closing an Offering which includes an annual salary and an incentive stock option plan. Douglas Kihm has in place an Introducers Fee Agreement that provides compensation if he is successful in locating and raising funds for the company.

- **Position:** President
  Dates of Service: February 05, 2014 - Present
  Responsibilities: Manages the day-to-day operational activities of the company.

- **Position:** Corporate Secretary
  Dates of Service: February 05, 2014 - Present
  Responsibilities: Acts as signatory on corporate documents, assists in corporate governance audits, and assists directors with corporate affairs including board meetings and shareholder communications.

- **Position:** Chairman of the Board
  Dates of Service: February 05, 2014 - Present
  Responsibilities: Serves as the primary point of contact for every board member on board issues. Sets and assigns tasks, goals and objectives for the board and ensures that they are met. Assigns committee chairs.

Other business experience in the past three years:

- **Employer:** Mozaex LLC
  Title: CEO
  Dates of Service: July 08, 2008 - December 31, 2020
  Responsibilities: Douglas Kihm has been serving in Mozaex LLC in title only since the company transferred the intellectual property relative to Audea's business including smart audio technology and the related patents to Audea Inc. on October 3, 2014. Mozaex LLC still owns other intellectual property related to its movie server business; however, that business is no longer active.

Name: Lloyd Stewart

Lloyd Stewart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: July 20, 2015 - Present
  Responsibilities: Mr. Stewart's primary responsibility is managing the financial actions of a company. His duties include tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions plus preparing company valuations and preparing the company for a sale or public offering. Lloyd Stewart has monthly wages for services under contract with the Company at $50 per hour averages

$2,000 per month. Lloyd Stewart has in place an Employment Agreement and an Introducers Fee Agreement that provides compensation if he is successful in locating and raising funds for the company.

- **Position:** Director
  Dates of Service: July 20, 2015 - Present
  Responsibilities: Mr. Stewart is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team.

Other business experience in the past three years:

- **Employer:** Northstar Pacific LLC
  Title: Owner, Manager
  Dates of Service: September 12, 2012 - Present
  Responsibilities: He is the owner, sole proprietor, and managing director of this company which provides financial consulting services.

Name: Lloyd Brown

Lloyd Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 06, 2016 - Present
  Responsibilities: As a Board Director, Mr. Brown is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team. Mr. Brown does not have any agreement in place with the company and has not received any cash compensation from the company for his services as a member of the board and consultant. He has received 50,000 shares of common stock in exchange for providing marketing and financial consulting services for the company. Mr. Brown is not receiving any compensation at this time.

Name: Tim Simonsen

Tim Simonsen's current primary role is with Colliers International Utah. Tim Simonsen currently services 2 hours per week on average hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: November 05, 2014 - Present
Responsibilities: As a Board Director, Mr. Simonsen is responsible for ensuring that appropriate organizational policies and structures are in place, assists in the development of a strategic plan for the organization, and assists in the hiring of an effective management team. Mr. Simonsen does not have any agreement in place with the company and has not received any cash or other form of compensation from the company for his services as a member of the board. Mr. Simonsen is not receiving any compensation at this time.

Other business experience in the past three years:

- **Employer:** Colliers International Utah
  Title: Partner, Senior Executive Vice President
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Mr. Simonsen's responsibilities include sales, leasing, development, property management and finance of real estate projects.

Name: Duane Bush

Duane Bush's current primary role is with Colliers International . Duane Bush currently services 2 hours per week on average hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 05, 2014 - Present
  Responsibilities: As a Board Director, Mr. Bush is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team. Mr. Bush does not have any agreement in place with the company and has not received any cash or other form of compensation from the company for his services as a member of the board. Mr. Bush is not receiving any compensation at this time.

Other business experience in the past three years:

- **Employer:** Colliers International
  Title: Vice President, Mergers & Acquisitions
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Duane brings over 35 years of business ownership and mergers & acquisitions experience to Colliers International. Duane has successfully managed and closed hundreds of transactions locally, nationally and overseas in the main street and lower middle-market arenas, representing both buyers and sellers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Common Stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the smart speaker and headphone industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that some of our products may never be operational. It is possible that the failure to release a product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We have only manufactured the first production run of our AUDEA smart speaker. Delays or cost overruns in the production of our AUDEA smart speaker and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, delays and cost increases from our offshore manufacturer and changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We are competing with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that the AUDEA smart speaker and smart headphones are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a patent on its autonomous smart headphone technology plus several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may may result in use of the Company's capital.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the affected product and therefore your investment in the Company may be affected. The Company's product generally needs to be compliant with safety agency approvals that are required by the countries the Company plans to ship its products into. Before marketing its products in the United States the Company obtains and maintains Underwriters Lab (UL) agency safety certification and FCC Part 15 Class B agency certification for electromagnetic emissions since its hardware products including its smart speakers and headphones are digital devices that are marketed for use in a residential environment. In advance of marketing its products in Europe the Company obtains and maintains the CE mark which stands for European Conformity. The CE mark is the equivalent of the UL safety testing, and FCC testing per a EMC Directive which is part of the CE standards. If the Company plans on marketing its products in other countries it obtains and maintains in advance the required certification(s) for those countries as well.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, fulfillment and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business and product that relies at least in part on the internet, we may be

vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption of the internet services that Audea Inc. and/or its products rely on could reduce the attractiveness of the product and result in a loss of investors, customers and companies interested in purchasing and using our products. Further, we rely on a third-party internet technology provider to provide some of our data back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Audea Inc. could harm our reputation and materially negatively impact our financial condition and business.

Changes in Technology
The Company believes that the production methods, technologies and equipment it intends to utilize enjoy certain competitive advantages including superior performance and cost-effectiveness. Although the firm is not aware of any other products currently being developed which could challenge the status of the methods, technologies or equipment it intends to employ, there can be no assurance that future developments in technology will not make the company's production methods and/or marketing programs non-competitive, obsolete or significantly reduce the operating margins of the company or the expected demand for the company's products or otherwise negatively impact the profitability of the company.

Economic Climate
An economic recession or period of high unemployment, inflation or high energy costs, particularly as such may adversely impact the operating environment of the enterprise, could also have a significant adverse effect on the ability of the company to achieve its business and financial objectives.

Dependence on Key Personnel
The Company will initially be largely dependent on the management services of Douglas Kihm who has an employment contract with the Company. While it is believed that Douglas Kihm services will continue to be available to the Company, should his services cease to be available, the company's business might be adversely affected and there can be no assurance that the company would be able to find a qualified successor(s) and/or obtain the services of such successor(s) on terms favorable to the Company. The Company has not obtained "key man" insurance on any of its officers, directors or employees and, at present, has no plans to do so.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Douglas Kihm	1,111,246	Common Stock	26.89
Lloyd Brown	1,154,000	Common Stock	29.25
Lloyd Brown	55,000	Preferred Stock	29.25

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Note 1, and Convertible Note 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,033,246 outstanding.

Voting Rights

Each holder of record of common stock is entitled to one vote for each outstanding share of the common stock owned by such shareholder on every matter properly submitted to such shareholders for their vote. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public

offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 100,000 outstanding.

Voting Rights

Each share of Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $640,000.00
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Convertible Notes have a mandatory conversion into Common Stock at $1.00/share upon the closing of the StartEngine CF or Reg D offering.

Material Rights

There are outstanding Convertible Notes in the amount of $640,000 convertible at $1.00 per share to 640,000 common shares. Convertible Notes have a mandatory conversion into Common Stock at $1.00/share upon the closing of the StartEngine CF or Reg D offering.

In addition to the convertible notes being converted to 640,000 common shares, there are 100,000 preferred shares issued and outstanding that have a mandatory conversion into 125,000 Common Shares at the same as the convertible notes are converted.

Convertible Notes in the amount of $640,000 are subject to conversion as follows:

Accrued Interest on Convertible Notes is 8% per annum.

Accrued Interest as of 7/15/21 is $52,778.

Convertible Notes have a mandatory conversion into Common Stock at $1.00/share upon the closing of the StartEngine CF offering or any SEC Reg D offering.

Accrued Interest is payable in stock or cash upon closing of an offering.

Table of Convertible Notes

Total Shares Issued & Outstanding Prior to Conversion of Notes: 4,133,246 Shares

Convertible Notes ($640,000 convertible @ $1.00/share): 640,000 Shares

Shares Reserved for Payment of Accrued Interest on Converted Notes: 105,556 shares

Shares Reserved for Conversion of Preferred Stock to Common Stock: 25,000 shares

Total Shares Issued & Outstanding After Conversion of Notes & Fully Diluted: 4,903,802

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Loan and any accrued interest will be repaid as soon as the company receives net proceeds of $150,000 from the StartEngine campaign or any other funding source. Net proceeds are defined as proceeds received by the company less a one-time $10,000 StartEngine management fee, paid from the Reg CF offering proceeds and less any commissions that may be payable.

Material Rights

Lender(s) will have the option at any time to convert their note to stock. The conversion option will be at the rate of $1.00 of stock per $1.00 of loan, i.e. 25,000 shares in lieu of a repayment of the $25k loan. This stock is in addition to the bonus stock received at the time of the loan referred to in "Note 1" below. Thus, If this option is exercised, the lender(s) would receive a total of 50,000 shares of stock, i.e. 25,000 bonus shares and 25,000 conversion shares. Alternatively, they could keep the bonus shares and elect to have the note repaid in cash. There is no fixed maturity date since the note comes due when the Company raises $150,000 or more.

Note 1. 25,000 shares of common stock in Audea/dba Streamz Inc. Loan Bonus of stock will be issued at the time loan is made.

Note 2. Loan Repayment: Loan and any accrued interest will be repaid as soon as the company receives net proceeds of $150,000 from the StartEngine campaign or any other funding source. Net proceeds are defined as proceeds received by the company less a one-time $10,000 StartEngine management fee, paid from the Reg CF offering proceeds and less any commissions that may be payable.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $1,756,450.00
Number of Securities Sold: 4,033,246
Use of proceeds: Research, development, inventory and production
Date: December 14, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $640,000.00
  Use of proceeds: R&D and working capital
  Date: August 25, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working capital
  Date: December 20, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year Ending December 31, 2019

Revenue

The company did not have any revenue in fiscal year 2019.

Expenses

The company's expenses include but are not limited to employee compensation and benefits, facility lease payments, utilities, fees paid to consultants and other contract firms, marketing and sales expenses, and research and development expenses.

Total expenses for fiscal year 2019 were $435,306.

Fiscal Year Ending December 31, 2020

Product sales and revenue began in 2020 with the sale and shipment of a limited quantity of sample products.

Revenue

Revenue for fiscal year 2020 was $5,274.

Cost of Sales

Cost of goods sold for 2020 was $1,391.

Gross Margin

Gross margin for 2020 was $3,883.

Expenses

The company's expenses include employee compensation and benefits, facility lease payments, utilities, fees paid to consultants and other contract firms, marketing and sales expenses, and research and development expenses.

Total expenses for fiscal 2020 were $333,210.

Historical Results and Cash Flows Fiscal Years 2019 and 2020

Historically, the Company has been a development stage enterprise where the principal activities were the incorporation and organization of the company, research and development, the establishment of the production assembly of its products, establishment of its supply chain and fulfillment facilities, setting up its online retail dealers, technology licensing and other sales channels plus the development of its financial plans, raising of private equity and preparation of future equity capital offerings. The Company realized income from a $25,000 technology license sale in 2017 and began to realize income from limited product sales in 2020 and 2021.

Expenses were down from $435,306 in fiscal year 2019 compared to $333,210 in fiscal year 2020 primarily due to the reduction in research and development expenses since development of the product was to a large degree completed.

Net cash used by operating activities dropped from $578,943 in fiscal year 2019 to $310,520 in fiscal year 2020.

Future Plans to Realize Revenue and Income

The Company seeks to be actively engaged in the business of further development and commercialization of its proprietary speaker and headphone products and related ancillary goods and services with the intention of realizing its first substantial income in 2022 from both retail sales of its products and licensing fees of its proprietary and

patented technology.

The Company expects to realize substantially higher revenue and gross profit per sale with the introduction in 2022 of the SoundMate 2 auxiliary speaker and the bundled model TRIO 2 that combines the AUDEA Q1 with two SoundMates 2s. The TRIO 2s retail price is $1,098 versus $749 for TRIO 1 and the gross profit after a 10% wholesale discount is approximately 59.5% for the TRIO 2 versus a gross profit of 48% for TRIO 1. The Company also expects to realize a higher gross margin on the AUDEA Q2 that it plans on releasing in 2022. The cost of goods sold and retail pricing has not yet been established on the AUDEA Q2.

The Company plans to continue to leverage the value of its autonomous smart headphone patent and its proprietary autonomous smart speaker technology to realize revenue and income. It is believed that once any one of the major headphone or VR goggle makers like Apple, Sony, Samsung, Bose or Meta/Oculus enters the autonomous smart headphone or VR market, the Company will be in a strong position to either negotiate a patent license or technology licensing contract or a sale of the company. It is believed these companies will want to protect their position in the multi-billion dollar smart speaker and headphones market by owning as many patents as possible and have a technological advantage over their competitors to develop and maintain a dominant lead in the fast-paced, ever-changing market.

Historical results and cash flows:

During the past 7 years, the Company has successfully completed its product development, established its production and supply chain, and begun to onboard with online and walk-in dealers. The Company's strategic goal is to generate high gross margins and quickly achieve positive cash flow by maintaining low overhead expenses. To this end, the Company has developed partnerships with outside marketing and research and development contracting firms and established its production and fulfillment with world-class companies.

With Research and Development (R&D) activities completed and the first 500 products manufactured, the Company is now in a position to redirect its resources into marketing and sales to generate revenue and gain profitability. We also plan to continue investing in research and development to develop new products. All substantial cash to date has been generated through sales of equity and convertible notes.

The Company expects to begin generating cash by ramping up retail sales and charging licensing fees for its technology and patent. In addition, the Company plans to continue to raise capital through equity offerings and has begun discussions with a local bank to finance our inventory as the company builds its sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company had on hand $25,562 in cash as of December 19, 2021 and plans to realize additional cash by continuing to sell product inventory that has an approximate wholesale gross profit value of $242,790.

The Company has begun discussions with a local bank to finance inventory with a revolving line of credit and is also seeking a $200,000 loan from the SBA. In addition, the Company is discussing an offering of a convertible note with several existing shareholders to assist in financing its inventory and growth capital needs. In tandem with this Reg CF offering, the Company has a Reg D Series A offering in which a number of venture capitalists, home offices, and other individual investors are in the process of reviewing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important to the Company's operations; however, the Company's ability to operate is not solely dependent on this offering alone since it has other sources of capital it is pursuing. Other sources of funds it is pursuing include future cash generated from sales of completed product and technology licensing revenue, an ongoing Reg D Series A offering, a shareholder's convertible note that it is negotiating, a bank line of credit, and a $200,000 SBA loan.

The Company has relatively substantial capital resources available in the form of sellable product inventory. The company plans to use its $141,846 of product inventory as collateral and generate cash through sales of the product inventory which has an approximate wholesale value of $242,790.

Since the holders of the outstanding convertible notes have agreed to convert their notes at the time this offering is closed, the Company has a relatively low amount of debt that it needs to service. As reported in the December 31, 2020 CPA reviewed financials, the Company had $25,364 in accounts payables.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are important to the Company's continued viability; however, the Company's viability is not solely dependent on this offering alone since it has other sources of capital it is pursuing. Other sources include sales of paid-for product inventory, a revolving line of credit, an SBA loan, a convertible note with several existing shareholders, and in tandem with this Reg CF offering, a Reg D Series A offering.

Of the total funds that our Company has, approximately 97.6% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal of

$1,070,000 assuming the Company does not raise funds from any other sources or sells any of its products it has in inventory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum level of funding would assist in paying for the Company's ongoing expenses such as administrative and marketing expenses; however, as previously noted, the continued operations of the Company are not solely dependent upon this offering.

If the Company raises the minimum offering amount it is expected that the Company could operate for at least 1 year on the sales of its existing inventory. This is based on a current average monthly burn rate of $2,000 for expenses related to 50% for inventory and 46.5% for Marketing. Salaries, R&D, G&A, and other expenses are being earmarked for expenditure when the Company has raised additional funds.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company should be able to operate indefinitely if we raise the maximum funding goal. Based on management's projections, the company plans to achieve a positive cash flow from continued sales of products including existing purchased product inventory and licensing of its technology.

If the Company raises the maximum offering amount of $1,070,000, we anticipate the Company will be able to operate indefinitely since we plan on reaching breakeven on sales based on an average monthly burn rate of $20,000 and selling at least $40,000 worth of paid inventory that is worth approximately $242,790 with a gross margin of approximately 50% ($121,395). The monthly breakeven burn rate for expenses includes Marketing (30%), R&D (15%), Operations (10%), Company Employment (10%), Additional Inventory (25%), and Contingencies (6.5%). Once we reach breakeven, we plan on using the balance available from the funds raised and net profit earned from product sales to build sales to continue operations and maintain a positive cash flow.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Management has identified the following sources of capital that it is pursuing to raise capital from the following:

o Continued sale of existing paid product inventory that has an approximate after-sale gross profit of $242,790.

o Continued licensing of the Company's patents and technology. The Company has received $25,000 in licensing revenue to date.

o The Company has begun discussions with a local bank to finance inventory with a revolving line of credit.

o Additional investments or loans from existing shareholders or other private investors.

o Funds from a Regulation CF offering with StartEngine.

o Funds from an ongoing Regulation D Series A offering.

o A $200,000 SBA loan application that is in process.

Indebtedness

- **Creditor:** Electronics Parts Supplier
  Amount Owed: $11,050.00
  Interest Rate: 0.0%
  Maturity Date: November 15, 2022

- **Creditor:** Pent
  Amount Owed: $9,200.00
  Interest Rate: 0.0%
  Maturity Date: October 22, 2022

- **Creditor:** Tyler G.
  Amount Owed: $3,102.50
  Interest Rate: 0.0%
  Maturity Date: August 25, 2022
  The company currently owes Tyler Gilbert $3,102.50 for work performed in the past as an engineering consultant. Mr. Gilbert has not set any terms on the outstanding invoice. The company plans to pay Mr. Gilbert the outstanding invoice and offer him a position in the company as the Chief Technology Officer. No compensation plan has been contemplated for this position.

- **Creditor:** First COVID PPP SBA Forgivable Loan
  Amount Owed: $18,450.00
  Interest Rate: 1.0%
  Maturity Date: May 03, 2022
  This loan is a forgivable loan contingent on providing the SBA documentation showing among other things that the Company used the funds for forgivable purposes. The Company has submitted this documentation and expects the loan to be forgiven.

- **Creditor:** Second COVID PPP SBA Forgivable Loan
  Amount Owed: $15,295.00
  Interest Rate: 1.0%
  Maturity Date: April 28, 2023
  This loan is a forgivable loan contingent on providing the SBA documentation showing among other things that the Company used the funds for forgivable purposes. The Company has submitted this documentation and expects the loan to be forgiven.

- **Creditor:** Convertible Note Holders
  Amount Owed: $640,000.00
  Interest Rate: 8.0%
  Maturity Date: July 15, 2021
  The noteholders have agreed in writing to convert their notes to common shares at $1.00 per share at the closing of an offering including this Reg CF offering.

- **Creditor:** Convertible Note Holders
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: May 01, 2022
  Lender(s) will have the option at any time to convert their note to stock. The conversion option will be at the rate of $1.00 of stock per $1.00 of loan, i.e. 25,000 shares in lieu of a repayment of the $25k loan. This stock is in addition to the bonus stock received at the time of the loan referred to in "Note 1" below. Thus, If this option is exercised, the lender(s) would receive a total of 50,000 shares of stock, i.e. 25,000 bonus shares and 25,000 conversion shares. Alternatively, they could keep the bonus shares and elect to have the note repaid in cash. There is no fixed maturity date since the note comes due when the Company raises $150,000 or more. Note 1. 25,000 shares of common stock in Audea/dba Streamz Inc. Loan Bonus of stock will be issued at the time loan is made. Note 2. Loan Repayment: Loan and any accrued interest will be repaid as soon as the company receives net proceeds of $150,000 from the StartEngine campaign or any other funding source. Net proceeds are defined as proceeds received by the company less a one-time $10,000 StartEngine management fee, paid from the Reg CF offering proceeds and less any commissions that may be payable.

Related Party Transactions

- **Name of Entity:** Tyler Gilbert
  Relationship to Company: Engineering Consultant
  Nature / amount of interest in the transaction: The company is considering offering Tyler Gilbert a position as the Chief Technical Officer (CTO) in the future and the company is indebted to him in the amount of $3,102.50 for past engineering consultant work performed for the company.

Material Terms: The company currently owes Tyler Gilbert $3,102.50 for work performed in the past as an engineering consultant. Mr. Gilbert has not set any terms on the outstanding invoice. The company plans to pay Mr. Gilbert the outstanding invoice and offer him a position in the company as the Chief Technology Officer. No compensation plan has been contemplated for this position.

Valuation

Pre-Money Valuation: $12,259,505.00

Valuation Details:

Audea Inc. determined its pre-money valuation based on a number of factors. These factors include the Company's prior offerings and their share price, growth of the business, future projected sales and earnings, the establishment of the Company's R&D team and consultants, manufacturing partners, sales and service plus the Company plans to sell its purchased inventory that has an approximate wholesale value of $242,790.

In addition, the Company has been awarded two patents that it believes could be valuable to companies such as Sony, Apple, Samsung, Bose, and many others who have a vested interest in maintaining their dominant position in the multi-billion smart headphone market. The Company has sold its first patent technology license to a leading original equipment manufacturer (OEM) of headphones who is also a shareholder in the Company and has manufactured headphones for leading headphone companies.

The Company has secured approximately $2.6 million in equity with its share price ranging from $0.40 per share to $2.50 per share. These investments have allowed the Company to achieve a number of accomplishments in the development, sales, and manufacturing of our products which have been factored into the current valuation calculation. Based on prior sales of securities up to $2.50 per share along with projected future sales and earnings, the current offering share price of $2.50 per share is considered a reasonable offering price. Finally, in determining our valuation, we considered our accomplishments which have led to our current company status which includes having a fully developed product that is in production and that we have begun to sell in the market.

On the basis of the share price of $2.50 per share times an outstanding and fully diluted shares of 4,903,802 shares, the pre-money valuation is $12,259,505.00.

Pre-money valuation = 4,903,802 shares x $2.50 per share = $12,259,505.

The pre-money valuation has been determined on a fully diluted basis where we made the following assumptions: (i) all preferred stock is converted to common stock; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a

stock plan that is in effect are issued.

The pre-money valuation takes into account $640,000 in Convertible Notes outstanding but does not take into account $25,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  50.0%
  These proceeds will be used to purchase more finished goods inventory from our manufacturer.

- *Marketing*
  46.5%
  The company plans on investing funds into an ongoing Facebook and other social media advertisement campaign. Social media has traditionally been where people shop for consumer electronics and the company has found it to be very effective for it's product line of smart speakers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Marketing expenses include salaries, benefits, payroll taxes, advertising, press kits and mailings, trade shows, marketing materials, consultants including PR agencies and travel. The company plans to earmark a large amount of expenses to marketing during the first year to rapidly gain exposure and quickly ramp up sales.

- *Research & Development*
  15.0%
  These funds will be used to continue Research and Development (R&D) on future products. R&D costs include salaries, benefits, payroll taxes, materials, consultants, outside testing including agency testing and development, related travel and contingencies. Since the company has completed the development of

the first product line the company has earmarked a smaller amount of the proceeds for R&D during the first year post funding.

- *Operations*
  10.0%
  Operation expenses include rent on office space, rent on warehouse/R&D space, landlord expense pass-throughs, hosting fees and bandwidth, telephone, office supplies, postage, liability insurance, auto expense, travel, seminars, consultants, accounting, legal and contingencies.

- *Company Employment*
  10.0%
  These funds will allow the Company to hire additional employees. Company employment expenses include salaries, benefits and payroll taxes.

- *Inventory*
  25.0%
  Inventory expenses includes the cost of producing the finished goods including the components and the assembly costs to manufacturer the product. With these proceeds the company can purchase an additional $600,000 worth of product to sell.

- *Contingencies*
  6.5%
  Contingency expenses includes funds set aside to cover any unforeseen expenses of the company. Contingencies include unplanned production engineering and agency compliance expenses, legal expenses including patent related work and financing fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once

posted, the annual report may be found on the Company's website at www.myaudea.com (www.myaudea.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/audea

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Audea Inc.

[See attached]

Audea, Inc.

Financial Statements

December 31, 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Audea, Inc.
Salt Lake City, UT

We have reviewed the accompanying financial statements of Audea, Inc. (a corporation), which comprise the statement of financial position as of December 31, 2020 and 2019, and the related statements of income and statements of changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Audea, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, without additional financing there is substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Springer & Company

Springer & Company, PLLC
Sandy, UT

November 22, 2021

Audea, Inc.
Statement of Financial Position
As of December 31, 2020 and 2019

	2020	2019
Assets		
Current Assets		
Cash and cash equivalents	$ -	$ 44,768
Inventory	141,876	119,915
	141,876	164,683
Property, Plant & Equipment		
Molds	67,830	54,330
Other Assets		
Intellectual property	75,000	75,000
Total Assets	$ 284,706	$ 294,013
Liabilities & Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 25,364	$ 25,588
Accrued interest	22,542	-
Notes payable (see note 2)	719,252	615,000
	767,158	640,588
Stockholders' Equity		
Common stock, $.001 Par value. 20,000,00 authorized. 3,736,100 and 2,983,100 outstanding.	3,736	2,983
Preferred stock Series 1, $.001 Par value. 100,000 authorized. 100,000 (2020) and 100,000 (2019) outstanding. Preferred stock Series A, $10 Par value. 0 shares issues and 0 shares outstanding.	100	100
Additional paid-in capital	1,796,164	1,621,917
Retained earnings	(2,282,452)	(1,971,575)
	(482,452)	(346,575)
	$ 284,706	$ 294,013

See accompanying notes.

Audea, Inc.
Statements of Income
For the years ended December 31, 2020 and 2019

	2020	2019
Revenues		
Product sales	$ 5,274	$ -
Cost of Goods Sold	1,391	-
Gross Profit	3,883	-
Expenses		
Accounting	1,595	500
Assembly	-	17,612
Business licenses and permits	634	144
Car expenses	1,260	1,476
Computer and internet expenses	1,765	-
Consulting expenses	14,212	84,003
Donation	-	32
Employee health	-	601
Insurance expense	1,500	1,712
Interest expense	77,843	77,511
Internet and license fees	7,776	8,585
Legal fees	2,008	794
Office supplies	2,035	2,039
Payroll	65,044	5,000
Postage and delivery	5,765	3,415
Rent	22,507	37,792
Research and development	88,671	143,204
Sales and marketing	29,520	39,494
Sales tax	116	110
Storage	2,101	1,860
Taxes and licenses	100	242
Telephone	6,062	5,981
Travel	1,052	1,273
Utilities	1,644	1,926
	333,210	435,306
Other Income		
PPP Loan forgiveness	18,450	-
Net Loss	$ (310,877)	$ (435,306)

See accompanying notes.

Audea, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2020 and 2019

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2018	$ 2,407	$ 1,437,593	$ (1,536,269)	$ (96,269)
Stock issuance	676	184,324		185,000
Net Loss	-	-	(435,306)	(435,306)
Balance, December 31, 2019	$ 3,083	$ 1,621,917	$ (1,971,575)	$ (346,575)
Stock issuance	753	174,247		175,000
Net Loss	-	-	(310,877)	(310,877)
Balance, December 31, 2020	$ 3,836	$ 1,796,164	$ (2,282,452)	$ (482,452)

See accompanying notes.

Audea, Inc.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (310,877)	$ (435,306)
Depreciation and amortization	-	-
(Increase) decrease in:		
Inventory	(21,961)	(119,915)
Increase (decrease) in:		
Accounts payable	(224)	(23,722)
Accrued interest	22,542	-
Net cash used by operating activities	(310,520)	(578,943)
Cash Flows From Investing Activities		
Molds acquisitions	(13,500)	(54,330)
Intellectual property	-	-
Net cash used by investing activities	(13,500)	(54,330)
Cash Flows From Financing Activities		
Issuance of notes payable	104,252	490,000
Issuance of common stock	175,000	185,000
Net cash provided by financing activities	279,252	675,000
Net decrease in cash	$ (44,768)	$ 41,727
Cash and cash equivalents at beginning of year	44,768	3,041
Cash and cash equivalents at end of year	$ -	$ 44,768
Supplemental Disclosures		
Interest paid	$ 32,891	$ 30,280
Income taxes paid	$ -	$ -

See accompanying notes.

AUDEA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Audea Inc. ("the Company") was incorporated on February 04, 2014, in the State of Utah for the purpose of manufacturing Smart Audio products

Basis of Preparation

The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

The Company's financial statements are prepared in U.S. dollars, which is the primary currency used in its industry.

Deferred Income Taxes

For income tax reporting, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, unrealized holding gains and losses on marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and amounts receivable from credit card companies to be cash equivalents. Credit card receivables are short term, highly liquid in nature, and typically convert to cash within three days of the sales transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses, during the reporting periods. Actual results could differ from those estimates.

Inventory

The Company's inventory is valued at the lower of cost (average cost) or net realizable value.

NOTE 2 - DEBT AND BORROWINGS:

The company obtained SBA Payroll Protection Plan (PPP) Loan amounting $18,450 in 2020. The Company expects that this loan will be forgiven based on guidance from the SBA.

The Company has a total of $640,000 of convertible notes outstanding at a convertible share price of $1.00 per share which represents an outstanding 640,000 shares of common stock when converted. In addition, there are 100,556 shares reserved for accrued interest which totals 740,556 shares of common stock that is outstanding. The Note holders have agreed in a signed document entitled "Conversion Agreement-Signed-Dated 31 March 2021" to convert their Note to shares at the time of the closing of either a Reg CF or Reg D Series A offering.

NOTE 3 - GOING CONCERN

The Company has historically been a research and development company and as a result has had limited revenue. The Company has raised $2.6 million which includes $1.9 million in capital stock and $640,000 in convertible notes from private investors who have agreed to convert their notes pending the closing of an offering. The Company has incurred a net loss of $310,877 during the year ended December 31, 2020, and as of that date, the Company liabilities exceeded its assets by $482,452. Per the above-mentioned agreement dated March 31 2021, the note holders of $640,000 of convertible notes as well as other noteholders, also in 2021, agreed, conditional on the closing of an offering, to convert their notes to capital stock. These agreed conversions, which occurred subsequent to the attached financials dated December 31, 2020, would have the effect of significantly reducing the Company's liabilities from $767,158 to $47,906 based on an Accounts payable of $25,364 and Accrued interest of $22,542, (See attached Statement of Financial Position and Note 5-Subsequent Events.) The shares required for these conversions of both principal and accrued interest have been reserved and are among the fully diluted shares of the Company.

To continue ramping up its production and sales and continue as a going concern, Management of the Company has proposed a plan to raise capital through various sources of capital including the following:

- Continued sale of existing paid product inventory with an approximate after sale gross profit of $242,790.
- Additional investments or loans from existing shareholders or other private investors.
- Funds raised from a Regulation CF offering with StartEngine.
- Funds raised from a Regulation D Series A offering being led by Venture-Net Partners.
- A $200,000 SBA Loan Application that is in process.
- Licensing revenue from Company's patents and technology. (Company has received $25,000 to date).

Though not without risk, Management is confident the Company will be able raise the capital necessary to continue, indeed prosper, as a going concern as it has for the past 8 years.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - DEFERRED TAXES

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2020	2019
Net operating loss carryforward	$2,282,452	$1,971,575
Federal tax rate @21%	479,739	414,455
State tax rate @5%	114,224	98,680
	$593,963	$513,135
Less: Valuation allowance	(593,963)	(513,135)
Deferred tax asset	$ -0-	$ -0-

NOTE 5 - SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through November 22, 2021, the date on which the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AUDEA

Ultra Smart Audio



Website · Millcreek, UT · CONSUMER PRODUCTS · TECHNOLOGY

AUDEA® is reimagining how people listen to music. AUDEA is a new class of smart speakers and headphones that dramatically simplifies and enhances your music experience by giving you the freedom to instantly and easily play your favorite music with or without your smartphone. Our integrated, user-adjustable 13 band Equalizer (EQ) allows you to adjust the sound quality just how you like it. Our ability to add auxiliary speakers dramatically enhances the rich and immersive audio experience.

$0.00 raised

0 Investors	$12.3M Valuation
$2.50 Price per Share	$250.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Patent Protected: We have a strong autonomous smart headphone patent.
- The Time is Right: AUDEA® is shipping to an unserved billion-dollar high-end niche sector.
- Booming Market: Global smart speaker and smart headphones sales are expected to grow to $57.3 billion in 2025 from $30 billion in 2021.

OVERVIEW

Say hello to the next generation of "ultra-smart" entertainment

AUDEA® Inc.'s mission is to dramatically enhance people's entertainment experience with revolutionary, ultra smart, high-quality speakers and headphones. Our ultra smart speaker and ultra smart headphones are based on patented "autonomous" technology. According to our research, we're the first all-in-one entertainment system that you don't need a smartphone to use.

We believe that we have the highest quality smart speakers and headphones because, according to our research, they are the first to incorporate a high definition music player, a 13-band equalizer, and are expandable with high fidelity speakers.

AUDEA® is the next generation of ultra-smart speakers and headphones.

AUDEA® is the ultimate entertainment experience.



THE PROBLEM

We believe today's smart speakers have mediocre audio quality, limited features & can be difficult to use

We believe today's smart speakers are generally low quality and inconvenient.

Smart speakers today are just that - speakers. They are not all-in-one, high quality, expandable sound systems. They lack the ability to run music apps, and therefore, you can't browse and play your music without using your phone, which can be a hassle. Music enthusiasts want a better all-around music listening experience with greater freedom and with the highest sound quality possible.

Simply put, people want to be able to freely browse and play music at any level of quality with any music app, with or without using a phone.

Products currently available on the market lack important features such as a touch display, app processing, unlimited music app support, 13-band equalizer, add-on speakers, handheld remote control, two-way Bluetooth, audio input and outputs plus a number of other important features.

Products available lack important features like

Touch Displays

App Processing

Limited Music Service Support

Adjustable Equalizer

And more....

People want to be able to **freely browse and play music** at the highest quality with or without a phone



THE SOLUTION

The new way to play


EXPERIENCE MUSIC
WITHOUT BOUNDARIES
Just Play It®
AUDEA

**AUDEA STREAMZ headphones are in the prototype phase and not currently available on the market.*

AUDEA Autonomous Ultra Smart Speakers and Headphones

AUDEA's patented autonomous technology solves the problems of today's smart speakers and headphones. We own an autonomous voice control headphone patent that we believe many companies will want to license or own. Because our autonomous "ultra-smart" products have everything built-in, they don't depend on a phone and ultimately are easier to use, higher quality, and more reliable. Our ultra-smart speaker does everything a basic smart speaker does plus it runs any music app of your choice including Spotify, Pandora, Apple Music, YouTube Music, Tidal, SiriusXM plus hundreds more. AUDEA can also play movie and video apps such as Netflix, YouTube, and Zoom which can be cast to a smart TV.

AUDEA supports Google Voice Assistant. AUDEA can be customized with thousands of Google Play apps to meet any application including home automation control of lighting, security, temperature, web security cams, and anything a voice-controlled smart speaker supports.

With its onboard storage and an add-on battery, you can even download, browse, and play your music library without needing a WIFI connection or a power outlet.

AUDEA VOXXI® Customizable Private AI Voice Control

**AUDEA VOXXI is not currently available on the market.*

AUDEA's VOXXI® customizable voice control software allows you to replace fixed multiple wake words like "Hey Google" with a single custom wake word such as "Voxxi" and create custom voice commands such as "Voxxi, set the EQ to rock" or "Voxxi, what Beatles albums do I have?" VOXXI® allows you to personalize and enhance the natural conversational voice control of your music experience.

VOXXI® works with AUDEA's "Private Voice Control" (PVC) feature that ensures that your conversations cannot be eavesdropped by online voice control companies. We believe that VOXXI®'s AI (Artificial Intelligence) voice control represents yet another way that AUDEA is well poised to disrupt, enhance, and revolutionize the human-machine interactive entertainment experience. AUDEA plans to release VOXXI® in 2022.

AUDEA Makes Music Easy!
Say • Display • Play!



AUDEA plays music with or without a phone

AUDEA can play music with or without a phone over WIFI, Apple AirPlay or Bluetooth.


AUDEA Ultra Smart Speaker In Action Introduction
Copy link
EXPERIENCE MUSIC
WITHOUT BOUNDARIES
Just Play It™
AUDEA
Watch on YouTube


AUDEA STREAMZ
Patented Autonomous
Ultra Smart Headphones
AUDEA

**AUDEA STREAMZ headphones are in the prototype phase and not currently available on the market.*

AUDEA Streamz headphones Autonomous Ultra Smart Headphones

AUDEA Streamz headphones are patented autonomous ultra smart headphones. They incorporate the same ultra high quality features of AUDEA speakers. We are planning to release AUDEA Streamz headphones in 2022.

We own a 30 claim patent on autonomous voice-controlled headphones that we believe companies like Apple, Sony, Samsung, Bose, Facebook/Oculus, and many others will want to license or own in order to protect their dominant position in the multibillion-dollar smart headphones and Virtual Reality (VR) goggle headset market.



**AUDEA STREAMZ headphones are in the prototype phase and not currently available on the market.*

Live the high life in high def

Unlike today's Bluetooth headphones, AUDEA Streamz headphones
is not limited in sound quality because it incorporates an all-in-one, high-definition music player and a 13 band equalizer (EQ). They can play high-definition music stored in its 128GBs of storage, from local area network storage, or play web streaming music over WIFI and from a smartphone over Bluetooth.

AUDEA Streamz headphones frees athletes from having to carry bulky phones. With its customizable graphic color display and unparalleled premium sound quality, we hope AUDEA Streamz headphones becomes the next, new cool headphones to wear - especially by the younger generation.



**AUDEA STREAMZ headphones are in the prototype phase and not currently available on the market.*

Free yourself with AUDEA


STREAMZ World's First Smart WiFI HD Headphones
Watch later
Share
Voice control
HD music player
Watch on YouTube

**AUDEA STREAMZ headphones are in the prototype phase and not currently available on the market.*

AUDEA Features and Benefits

- A display that allows you to browse and play music by cover art, playlist, genre, artist, etc. without a phone
- An app processor that runs thousands of music and other apps
- Plays true HD quality music (96kHz/24 bit) with a 13-band equalizer ("EQ")
- Expandable with affordable, high fidelity amplified stereo speakers or by connecting to an existing home stereo system
- Convenient remote control instantly open apps and controls music playback
- Remote control's "Private Wake Key" prevents online voice control companies from eavesdropping on conversations
- "Two-way Bluetooth" allows you to stream music FROM your phone and TV or stream TO Bluetooth headphones and speakers
- Unique audio input allows you to play music from TV, phonograph and other audio devices
- Plays music you own from free Google Drive, DropBox and other cloud storage services
- Plays music without WIFI from onboard storage
- Optional add-on battery allows you to play music without AC power

The Ultimate High Quality Smart Speaker and Headphones



Dramatically expand and enhance your audio experience

AUDEA offers exceptional quality because everything including a high resolution music player, equalizer, and intelligent volume control is built in. AUDEA allows you to add amplified speakers to dramatically expand the volume level and enhance the spatial, immersive sound experience. The improvement in sound quality is only limited by your budget.



**AUDEA SoundMate 2 Speakers are in the prototype phase and not currently available on the market.*

AUDEA TRIO 2 With AUDEA Q1 and 2 SoundMate 2 100 Watt Speakers

Add your own speakers or AUDEA's SoundMate speakers which are based on a classic 2-way sub-woofer-tweeter design that incorporates a rich-sounding bass reflex air-port. They deliver super deep and crisp, crystal-clear immersive audio with a low noise class A/B amplifier that has a Total Harmonic Distortion (THD) of less than 1%.


YouTube Music

**AUDEA SoundMate 2 Speakers are in the prototype phase and not currently available on the market.*

Create your own ultra smart home stereo system

Transform your existing home stereo into an ultra smart stereo system by connecting AUDEA to your home Audio Video Receiver (AVR), audio amplifier, or amplified speakers. Use Google Chromecast to cast and watch Netflix movies, YouTube Music, and other videos on your smart TV.

You name it we play it.

With AUDEA, you don't have to be limited to one music store or a few online streaming apps. While other smart speaker companies only play music from THEIR respective music stores and only stream music from a limited number of music apps, **AUDEA plays them all!**

Our ultra smart speaker can play and process any music application of your choice with full functionality

and much more!



No WIFI, No Power? No Problem!

Listen to music anywhere by adding a battery pack and downloading music onto AUDEA's onboard storage.



Benefits of our Speakers

Expandable with Affordable Amplified Subs and Stereo Speakers

Display Allows You to Browse Music by Cover Art, Genre, Artist etc.

Plays Music From Onboard and Local Area Network Attached Storage Drives




Plays True HD Quality Music (96kHz/24 bit) with 13 Band Equalizer ("EQ")
AUDEA
Plays Music You Own from Google Drive and DropBox Storage

How We Compare

We are not aware of any direct competitors to AUDEA's autonomous, patented technology.

AUDEA is a new generation of Class 4 "Ultra Smart Speaker and Headphones". Based on our research, we believe that no other smart speaker or headphones incorporate tech comparable to AUDEA's Ultra Smart app processor, high-definition music player, 13-band equalizer, and expandable speakers.

The 4 Classes of Smart Speakers

Class 4 Ultra Smart Speaker (AUDEA®) – High-quality audio. Has display and app processor.

Class 3 Smart Display – Average audio quality. Has display. No app processor.

Class 2 Smart Speaker – Average audio quality. No display. No app processor.

Class 1 Voice Assistant – Low audio quality. No display. No app processor.

Our Business Model

We anticipate that the majority of revenue generated over the next 3 years will come from four sources, namely online sales, custom home integrators, international distribution, Original Equipment Manufacturing (OEM) technology, and patent licensing fees. We also plan to sell products on our own AUDEA online store.

1. **Retail Online Sales** – We currently sell our product through our own website, but we are planning on expanding our distribution model to retail stores such as Amazon, BestBuy.com, Newegg, B&H, CDW, Crutchfield, Micro Center, Fry's and many other retail outlets.
2. **Custom Home Integrators** – There are thousands of Custom Home Integrators in the USA that install custom audio and video entertainment systems into homes. Integrators can customize AUDEA to the home owner's unique entertainment and smart home automation applications and preferences.
3. **International Distributors** – International distributors store and distribute consumer electronics to tens of thousands of retail dealers and custom home integrators around the world.
4. **OEM Licensing** – We have sold our first OEM license to our Chinese Streamz smart headphone manufacturer who is also a shareholder in Audea Inc. They have manufactured headphones for leading headphone companies around the world. We are planning on expanding our OEM licensing program of both our patented smart headphones and our smart speakers with well-established companies. These OEMs specialize in producing high quality acoustic audio products and have little or no experience in smart computer-based hardware and software. We believe AUDEA is the first and only smart speakers and headphones based on an open, customizable architecture. Other OEM "private labeled" voice-controlled smart speakers and headphones are based on either Amazon's or Google's fixed-function, closed architecture and don't offer custom high-quality, ultra-smart features like those powered by AUDEA.

the market

AUDEA® uniquely serves a billion-dollar, high-end niche market

The global smart speaker market is expected to grow from $19.6 billion in 2021 to $35.5 billion by 2025.

The global smart headphone market is expected to grow from $10.5 billion in 2021 to $21.8 billion by 2025.

Smart Speaker Market To Reach $35.5 Billion By 2025

Total Global Smart Speaker Sales 2014 to 2025
High-end $400+ (AUDEA) versus Low-end $50-$399


2025 Sales = $35.5 billion
*High-end Sales = $4 billion
2021 Sales = $19.6 billion
*High-end Sales = $1 billion
Market value in billion U.S. dollars
40
35
30
25
20
15
10
5
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Source: Statista 2020 @ *High-end is estimated

AUDEA uniquely serves the high-end, high-quality sector

Our company is focusing on the ***unserved high-end, high-quality sector*** of the market. We estimate that approximately 5% of smart speaker consumers would prefer a higher quality, feature-rich, smart speaker which roughly translates to approximately $1 billion of the total $19.6 billion 2021 global smart speaker market.

The company estimates the high-end sector of the smart speaker market will grow to approximately 11% of the total $35.5 billion global market in 2025 or approximately $4 billion in sales.

This trend mirrors the projected growth of the high-end sector of the global smart headphone market, which is estimated to grow from $530 million in 2021 or 5% of the total $10.6 billion market, to $2.18 billion or 10% of the total $21.8 billion smart headphones market by 2025.

There's nothing like AUDEA



The company estimates about 5% of smart speaker consumers would prefer a higher quality, feature-rich, smart speaker which roughly **translates to $1 billion of the total $19.6B 2021 global smart speaker market**

The company estimates the high-end sector of the smart speaker market will grow to **11% of the total $35.5 billion global market** in 2025



The company estimates the high-end of the global headphone market will grow from **$530 million in 2021 to $2.18 billion** in 2025.

**AUDEA STREAMZ headphones are in the prototype phase and not currently available on the market.*

Our Traction

We are proud to share some of our recent company milestones:

Recent company milestones

- Products have been shipped to satisfied dealers, focus groups and editors
- Established our supply chain with a world-class manufacturer
- Received our first OEM license for our patent protected technology
- Awarded a 30-claim patent for autonomous smart headphone technology
- Completed our first 500-unit production run with a second 500-unit production run underway
- Recognized and reviewed by USA Today, Gadget Review and others
- Raised $2.6 million in private equity

Testimonials from customers

“Meet Streamz: A pair of smart Wifi headphones that lets you play music without a phone”

-Cool Wearables

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

why invest

Reimagine entertainment with us

Join with us to reimagine the world of entertainment









Revolutionizing the way millions of people listen to music and engage in other forms of entertainment both at home and on-the-go

**AUDEA STREAMZ headphones are in the prototype phase and not currently available on the market.*

AUDEA’s vision is to produce the absolute highest-quality, most advanced “Ultra-smart speakers and headphones” in the world. Since no other company offers any autonomous "ultra smart" products, we have the opportunity to create a brand-new category of patent-protected, ultra-smart audio products and capture a dominating position in this fast-growing, high-end sector.

We invite you to join us to reimagine the world of entertainment!

AUDEA

Ultra Smart Audio

February 2014



Streamz Inc. is founded, V1 Streamz developed and first patent is filed

Streamz is founded, V1 developed, autonomous headphones patent is filed

January 2017



Streamz V2 Ultra Smart Headphones prototype is released

Streamz V2 is developed and demonstrated at CES convention show

August 2018



AUDEA V1 Ultra Smart Speaker. Company name is changed to Audea Inc.

AUDEA V1 shown at CE Week NYC, company's name changed to Audea Inc.

November 2018



Streamz V3 released. 2nd autonomous smart headphones patent was issued

Streamz V3 released. Awarded 21 claim autonomous headphones patent

September 2020



AUDEA TRIO Ultra Smart Speaker released and samples began shipping

Released AUDEA TRIO. Ship samples shipped to consumers, dealers, editors

June 2021



Second autonomous smart headphones patent was issued

We were awarded a second 9 claim autonomous smart headphones patent

January 2022



AUDEA is launching on StartEngine

Now you can own a part of a company that is reimagining smart entertainment with category defining products and patented technology!

July 2022

Releasing VOXXI V1.0 AI Voice Control software

Releasing revolutionary user customizable AI voice control software

October 2022



Release AUDEA Q2 and PRIMA

Release next generation of AUDEA smart speaker models

December 2022



Release AUDEA Streamz Autonomous Ultra Smart Headphones

Ship samples of production AUDEA Streamz Ultra Smart Headphones

In the Press

gear diary engadget andeanwire

SHOW MORE

Meet Our Team



Douglas Kihm

Chief Executive Officer, President, Corporate Secretary, and Chairman of the Board

Douglas Kihm is the Founder and Chief Executive Officer of Audea Inc. Over the past 37 years, Douglas has been responsible for the successful technical and managerial leadership of three companies including Axonix Corp., Mozaex LLC, and Audea Inc., formerly Streamz Inc. Douglas worked with Dr. Stockholm at Soundstream® on the world's first digital music recorder and player. He developed the Mozaex® Music and Movie Entertainment Server, which became the world's first and most popular Ultra Blu-ray 2D and 3D Server. With over 8,000 units installed in over 35 countries, the Mozaex Server became the choice of hundreds of custom home integrators and custom Original Equipment Manufacturers (OEM) including IMAX® who chose Mozaex for their $2.5M in-home Private Theater system. Douglas developed the world's first 7.1 HD Audio surround sound headphones called "Bluwavs" for a high-profile Mozaex movie server client. He subsequently developed "Streamz" which are autonomous voice-controlled headphones and formed the company Streamz Inc. in 2014 which was later renamed Audea Inc. in 2018. Douglas filed for a patent on its "Streamz" autonomous smart voice-controlled headphones in 2014 and transferred rights to the patent to AUDEA Inc. which was issued two patents with a total of 30 claims in 2018 and 2021.

Highlights

• Founder, Chief Executive Officer of Audea®, Mozaex®, and Axonix®

• Author of issued 30 claim AUDEA Inc. patent

• Developed, licensed, and sold to IMAX® custom Mozaex movie servers

• Helped develop Soundstream®, the world's first digital music player

• BS Electrical Engineering degree from University of Utah



Lloyd Stewart

Chief Financial Officer

Lloyd Stewart was an investment banker with Smith Barney in New York and San Francisco, which later merged with Morgan Stanley. He was the founder and Chairman of Stewart-Reiss Laboratories, a medical electronic company (I.V. infusion pumps) in Santa Clara, California, which was later sold to Sterling Medical, a public company. He served as Chief Financial Officer for Thoratec Corporation, a manufacturer of electronic heart devices, which he helped take public. Thoratec had sales of $477 million and a market cap of $2.2 billion in 2014.

Highlights

• Chief Financial Officer Helped take Thoratec Corp. public. 2014 Market Cap: $2.2 Billion

• Founder, Chairman of Stewart-Reiss Laboratories, sold to Sterling Medical.

• Bachelor's degree at Stanford University, Palo Alto, CA

• MBA in Finance at the Harvard Business School, Boston, MA.



Tyler Gilbert

Senior R&D Engineer Consultant

Tyler Gilbert has had 14 years of hardware, firmware and application design and development experience.

As an engineering consultant Tyler has been the lead designer of both the Streamz smart headphones and the AUDEA smart speaker.

Highlights

• 14 years of award winning system engineering design

• Founder CTO, Stratify Labs, Inc

• MS Electrical Engineering, Stanford University

• BS Electrical Engineering. United States Air Force Academy



Randell Young

Advisor

Director Randell Young is the managing general partner of Venture-Net Partners, an investment group which currently includes: Doug Pewitt, the former assistant director of the White House Office of Science and Technology Policy in the Reagan Administration; and Mario Fiori, the former assistant secretary of the Army in the Bush Administration. Mr. Young serves on the board of directors of numerous companies. He has lectured at the graduate level on contemporary issues in venture capital at The University of Phoenix and holds a doctorate in music (D.Mus.) from City University Los Angeles.

Highlights

• Managing General Partner of Venture-Net Partners

• Early-stage investor and board member of Accuray Incorporated (ARAY)

• Director on board of Thorium Manufactured Reactors; iSparked Studios among other companies

• Doctorate in music (D.Mus.) from City University Los Angeles



Lloyd Brown

Director

Lloyd L. Brown, Director brings a wealth of business knowledge in management, sales, marketing and over 50 years of experience to the Company.

After founding and owning a car business he started Motor Sportsland, an RV dealership in Salt Lake City and spent the next 45 years as its CEO and principal owner building that business into Utah's top RV dealer.

Mr. Brown is now a retired investor but enjoys sharing his extensive experience in church and business affairs with others, including Audea. as a member of its Board of Directors.



Tim Simonsen

Director

Tim Simonsen brings an enormous wealth of knowledge in business management, sales and marketing to the Company's Board. Mr. Simonsen is a 37-year veteran of the real estate industry and holds the position of Senior Executive Vice President & Partner at Colliers International.

Mr. Simonsen's diverse experience encompasses sales, leasing, development, property management and finance. His extensive knowledge of the business is drawn from involvement in thousands of transactions, many of which required creative and innovative strategies.

He was recognized as the number-one producing agent in the world for Coldwell Banker Commercial in 2005, number one top producer in the Western Region and the number-one sales associate for the State of Utah.



Duane Bush

Director

Duane Bush brings over 35 years of invaluable experience to the Company including company mergers & acquisitions plus business management. He holds the position of Vice President, Mergers & Acquisitions at Colliers International.

The Company draws from his extensive background selling businesses and as a business owner and operator which gives him valuable insight into the inner workings of small business. His business ownership experience includes specialty sports retail, software and internet technology, national and international sales and distribution of products.

Mr. Bush has successfully managed and closed hundreds of transactions locally, nationally and overseas in the main street and lower middle-market arenas, representing both buyers and sellers.

Offering Summary

Company	:	Audea Inc.
Corporate Address	:	1330 East Hansen Hollow Pl, Millcreek, UT 84124
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,000
Maximum Number of Shares Offered	:	428,000
Price per Share	:	$2.50
Pre-Money Valuation	:	$12,259,505.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Overview

The company is offering investors the following perks during the course of the offering until it is closed.

Discounts of one-time purchased products are available on the following AUDEA products purchased on the AUDEA online store located here: www.myaudea.com.

Product Availability and Shipping Times

Product shipment delivery times are dependent on the availability of products on the AUDEA online store. Product availability may be limited and result in a delayed shipment of the product. Shipping delays of products from the company's off-shore manufacturer to the company's local fulfillment house could result in additional shipping delays and limited availability of the product on the AUDEA online store.

AUDEA products including one-time purchased and no-charge products, do not include applicable shipping costs which are added in the checkout of the AUDEA online store.

International product shipping method and cost are dependent on the country being shipped to.

USD MSRP = US Dollars Manufacturer Suggested Retail Price

Amount-Based Product Discounts

Discounts are only available for up to 120 days post final closing of the Offering. Recipients of discounts will need to place their order with their discount code on the AUDEA online store within 120 days post final closing of offering. "Post final closing" means when the offering is no longer available.

The company will contact the perk recipient and provide them with a discount code to purchase a product on a one-time basis or arrange shipment of a no-charge product.

Bonus Shares

Bonus shares are calculated by multiplying 10%, 20%, or 25% depending on the eligibility times the amount of shares purchased. So for example, if you are eligible for 10% bonus shares and purchased 1,000 shares of stock then you would receive 100 bonus shares.

Recipients of Bonus shares of stock will receive the Bonus shares through their StartEngine account.

Products Applicable to Perk Discounts

• AUDEA Q1 Retail MSRP USD - $399.00

• AUDEA TRIO 1 Retail MSRP USD - $749.00

• AUDEA TRIO 2 Retail MSRP USD - $1,098.00

Time-Based Bonus Shares Perks

Platinum Early Bird | Invest in first 72 Hours | **25% bonus shares** in addition to any other eligible perks

Gold Early Bird | Invest in First 14 days | **20% bonus shares** in addition to any other eligible perks

Silver Early Bird | Invest in Next 21 days |**10% bonus shares** in addition to any other eligible perks

Amount-Based Discount Perks

The value of the perk shown is approximate and is shown with the amount rounded up to the nearest one dollar.

Value of Perk is calculated by multiplying the discount percentage (for example: 10%) that is determined by the amount of investment, times the price paid for a one-time product purchased up to a maximum amount plus any eligible free product retail value.

The "Minimum Perk Value" assumes the discount on the purchased product is not exercised and therefore is based only on any eligible free product retail value.

Example of Amount Based Perk Value

Invest $2,500 to $4,999 and receive a free AUDEA TRIO ($749.00 Retail value) plus a 25% discount on a one time purchase up to $5,000. Value = From $749 up to $1,999.

- Example Perk Value Calculation: AUDEA TRIO 1 Retail value of $749 is Minimum Perk Value plus optionally 25% of up to $5,000 purchased product (up to $1,250) which equates to a $749 Minimum Perk Value up to a Maximum Perk Value of $1,999.

Amount-Based Discount Perks

1) **Invest $500 to $999** - Receive a 20% discount on first purchase up to $5,000. Value = Up to $1,000

2) **Invest $1,000 to $2,499** - Receive a free AUDEA Q1 ($399.00 Retail value) plus receive a 20% discount on first purchase up to $5,000. Value = From $399 up to $1,399

3) **Invest $2,500 to $4,999** - Receive a free AUDEA TRIO 1 ($749.00 Retail value) plus a 25% discount on first purchase up to $5,000. Value = From $749 up to $1,999. 10% Bonus shares.

4) **Invest $5,000 to $9,999** - Receive one free AUDEA TRIO 2 ($1,098.00 Retail value) plus a 30% discount on first purchase up to $10,000. Value = From $1,098 up to $4,098. 10% Bonus shares.

5) **Invest $10,000 to $49,999** - Receive one free AUDEA TRIO 1 and one free AUDEA TRIO 2 ($1,847.00 Retail value) plus a 40% discount on first purchase up to $10,000. Value = From $1,847 up to $5,847. 20% Bonus shares.

6) **Invest $50,000 to $107,000** - Receive two free AUDEA TRIO 1s and two TRIO 2s ($3,694.00 Retail value) plus a 50% discount on first purchase up to $10,000. Value = From $3,694.00 up to $8,694. 20% Bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Audea Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow AUDEA to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA

Privacy - Terms

Post

Please sign in to post a comment.

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

AUDEA is a new class of AUTONOMOUS ULTRA smart speakers and headphones based on PATENTED technology. AUDEA dramatically enhances the sound quality and simplicity of playing music.

From our internal research, the market for smart speakers and headphones is soaring, and we have identified an unserved billion-dollar high-end niche market.

AUDEA offers high-end, autonomous ultra-smart speakers and headphones which we believe are unique in the market.

Smart speaker sales are projected to reach $35.5 billion in 2025.

Smart headphone sales are projected to reach $21.8 billion in 2025.

This crowdfund campaign may help us fuel our growth with the goal of capturing a lead position in this fast-growing market. I hope you'll join with us to reimagine the world of music.

People are looking for a higher-quality solution that allows them to simply browse and play their music without depending on their phone or unreliable voice commands.

AUDEA is an “autonomous” smart speaker because everything is built inside.

AUDEA makes music easy by running the app with or without a phone.

Simply click on an app and browse your collection of music.

Use Google Assistant voice control to tell AUDEA to play some music and open an app such as a cooking app.

Use AUDEA's handheld remote to control music playback, wake up Google’s Voice Assistant or open an app.

Unlike today’s smart speakers, AUDEA offers exceptional quality because it allows you to add ultra high-quality speakers, and it includes a 13 band equalizer that allows you to adjust the sound quality just the way YOU like it.

AUDEA runs thousands of apps including Spotify, Apple Music, YouTube, and many, many others.

AUDEA plays virtually everything including streaming music, high-resolution downloaded music, and Netflix movies. You name it, we play it.

AUDEA's STREAMZ are patented autonomous headphones.

They incorporate all of the features of the AUDEA Speaker.

With STREAMZ, there is no phone, no cable, no hassle.

Just browse or tell STREAMZ what you want to listen to.

"Okay, STREAMZ. Please Monday workout mix."

The reviews are in from customers and editors, and AUDEA is a smash hit!

AUDEA is the next great thing in smart speakers and headphones.

Now is the time to own a piece of a groundbreaking, patented technology company that is well poised to change the world of music.

I invite you to be a part of this exciting new world of ultra-smart speakers and headphones.

The Solution Section Video 1

No audio.

The Solution Section Video 2

No audio.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
AUDEA INC.

The undersigned certify that:

1. They are the president and secretary of Audea Inc., a Utah corporation.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

"ARTICLE ONE

The name of this corporation is: Audea Inc.

ARTICLE TWO

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Utah Revised Business Corporation Act (the "Act") other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Act.

ARTICLE THREE

The name and address in this state of the corporation's initial agent for service of process is: Douglas Kihm, 1330 E. Hansen Hollow Place, Salt Lake City, UT 84124.

ARTICLE FOUR

This corporation is authorized to issue two (2) classes of shares stock which shall be designated Preferred Stock and Common Stock, respectively. The total number of shares of Preferred Stock authorized to be issued is ten million (10,000,000) shares with a par value of one mill ($0.001) per share. The total number of shares of Common Stock authorized to be issued is twenty million (20,000,000) shares with a par value of one mill ($0.001) per share.

The Preferred Stock may be divided into such numbers of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and/or imposed upon the Preferred Stock, or any series thereof, with respect to any wholly unissued series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any previously adopted resolution or resolutions of the Board of Directors originally fixing the number of shares constituting a series, may increase or decrease the number of shares of any series

subsequent to the issuance of shares of that series provided that any such decrease does not reduce the number of shares of any series below the number of shares of that series then outstanding.

ARTICLE SIX

The corporation is authorized to provide indemnification of agents, including officers and directors, in excess of that permitted by the Act to the fullest extent permitted under Utah Law.

ARTICLE SEVEN

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under Utah law."

3. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with the Act. The total number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 51%.

We further declare under penalty of perjury under the laws of the State of Utah that the matters set forth in this certificate are true and correct of our own knowledge.

Date: March 25, 2021

Douglas Kihm	Douglas Kihm
Douglas Kihm, President	Douglas Kihm, Secretary